Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-117607

Final Term Sheet dated March 14, 2007
Floating Rate Equity Units
(initially consisting of 300,000 Corporate Units)

The Stanley Works
Floating Rate Equity Units

Equity Units

Corporate Units	Each Equity Unit will have a stated amount of $1,000 and will initially consist of a purchase contract issued by us and a $1,000 principal amount senior convertible note due May 17, 2012, issued by us, which we refer to as a Corporate Unit.

Contract Adjustment Payments	Payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, commencing August 17, 2007 at a rate per year of 5.125% of the stated amount per purchase contract, accruing from the date of issuance of the Corporate Units.

Convertible Senior Notes	The notes will initially bear interest at an annual rate of 3-month LIBOR minus 3.500% (but not less than 0%). In connection with the remarketing of the notes as described in the prospectus supplement, the interest rate on the notes may be reset, and thereafter interest will be payable at the reset rate, provided that the interest rate after such reset will not be less than 3-month LIBOR minus 3.500%. If the interest rate has not been reset, the notes will continue to bear interest at an annual rate equal to 3-month LIBOR, reset quarterly, minus 3.500% (but not less than 0%).

Reference Price	$54.45 (subject to adjustment). The last reported NYSE sale price of our common stock on March 14, 2007 was $54.45.

Maximum Daily Amount	0.9183 shares of our common stock (subject to adjustment).

Initial Price to Public	$1,000 per Equity Unit, plus accrued and unpaid contract adjustment payments and accrued interest, if any, from March 20, 2007.

Trade Date	March 14, 2007.

Settlement Date	March 20, 2007.

Estimated Net Proceeds to The Stanley Works from this Offering	$290,000,000, after expenses and underwriters’ discounts and commissions.

Listing	The Stanley Works intends to apply for listing of the Corporate Units on the New York Stock Exchange under the symbol ‘‘SWK EQ10’’. We expect the Corporate Units to commence trading on the New York Stock Exchange on or about March 20, 2007.

CUSIP for the Equity Units	854616 208

CUSIP for the Treasury Units	854616 307

CUSIP for the Convertible Senior Notes	854616 AM1

Convertible Notes

Conversion Premium:	19.00%

Initial Conversion Rate:	15.4332

Initial Conversion Price:	$64.80, priced off the closing price of $54.45 on March 14, 2007.

Make Whole Amount Upon Cash Merger:	If a cash merger occurs and a holder elects to convert its convertible notes in connection with such transaction, we will increase the applicable conversion rate for the convertible notes surrendered for conversion by a number of additional shares of our common stock (the ‘‘additional cash merger shares’’). The number of additional cash merger shares will be determined by reference to the table below and is based on the effective date of the cash merger, and the price paid for our common stock in connection with such cash merger. The stock prices set forth in the first row of the table are subject to adjustment as described in the prospectus supplement.

Effective Date	Effective Price
	$54.45	$57.50	$62.50	$67.50	$72.50	$77.50	$82.50	$87.50	$92.50	$97.50	$102.50	$107.50
March 14, 2007	2.9323	2.4708	1.8715	1.4218	1.0821	0.8239	0.6266	0.4754	0.3590	0.2693	0.2000	0.1466
May 17, 2008	2.9323	2.5582	1.9111	1.4301	1.0709	0.8016	0.5991	0.4464	0.3310	0.2439	0.1780	0.1284
May 17, 2009	2.9323	2.5732	1.8807	1.3729	1.0002	0.7265	0.5255	0.3778	0.2694	0.1901	0.1322	0.0901
May 17, 2010	2.9323	2.5188	1.7719	1.2371	0.8569	0.5883	0.3996	0.2679	0.1767	0.1139	0.0713	0.0429
May 17, 2011	2.9323	2.3361	1.5078	0.9464	0.5775	0.3420	0.1957	0.1073	0.0556	0.0267	0.0116	0.0044
May 17, 2012	2.9323	1.9581	0.5668	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table, in which case:

(1) if the stock price is between two stock price amounts in the table or the effective date is between two dates in the table, the additional cash merger shares will be determined by straight-line interpolation between the number of additional cash merger shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

(2) if the stock price is in excess of $107.50 per share of our common stock (subject to adjustment), no additional cash merger shares will be added to the applicable conversion rate; and

(3) if the stock price is less than $54.45 per share of our common stock (subject to adjustment), no additional cash merger shares will be added to the applicable conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of our common stock issuable upon conversion exceed 18.3655 shares (subject to adjustment) per $1,000 principal amount of convertible notes, subject to adjustment as described in ‘‘ — Conversion Rate Adjustments.’’

U.S. Federal Income Tax Information:

Tax Information	We intend to take the position that interest on a convertible note will constitute ‘‘qualified stated interest’’ and generally will be taxable to holders as ordinary interest income at the time it is paid or accrued in accordance with holders’ method of accounting for tax purposes.

Holders will generally be required to allocate as the fair market value of each convertible note all of the purchase price for each Equity Unit, and the fair market value of each purchase contract as $0, as further described in ‘‘Material United States Income Tax Considerations — U.S. Holders — Equity Units — Allocation of Purchase Price’’ in the prospectus supplement.

Use of Proceeds and Qualified Independent Underwriter	Approximately $130 million of the proceeds of this offering will be used to repay our outstanding borrowings under our Credit Facility, for which Citigroup Global Markets Inc., one of the joint bookrunning managers of this offering, is the lead arranger and book runner, and Citibank, N.A., an affiliate of Citigroup Global Markets Inc., is the sole lender. In addition, approximately $28.0 million of the proceeds of this offering will be used to pay the net cost of the convertible note hedge and warrant transactions that we expect to enter into with affiliates of Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and Banc of America Securities LLC. As a result of these two applications of proceeds, this offering is subject to the conflict of interest provisions of Rule 2710(h) of the Conduct Rules of NASD Inc. In accordance with this rule, UBS Securities LLC has assumed the responsibilities of acting as a qualified independent underwriter, and the initial public offering price of the Equity Units will be no higher than that recommended by UBS Securities LLC. In its role as qualified independent underwriter, UBS Securities LLC has performed a due diligence investigation and participated in the preparation of the prospectus supplement for this offering. UBS Securities LLC will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify UBS Securities LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act .

Risk Factor:

There can be no assurance that the proceeds of the convertible notes in a remarketing will be equal to or greater than the principal amount.	In connection with a remarketing, the remarketing agents will remarket the convertible notes and, if necessary, may reset the interest rate on the convertible notes so that the convertible notes will have a remarketing price of at least 100% of their principal amount. The remarketing agents are not obligated to reset the interest rate on the convertible notes to produce a remarketing price in excess of 100% of the principal amount. Holders of Corporate Units who have not settled the related purchase contracts with separate cash will receive any proceeds of the remarketing in excess of the purchase price under the related purchase contracts. There can be no assurance that the proceeds from the remarketing will be in excess of the principal amount of the convertible notes. A remarketing will be considered successful if the remarketing agents are able to remarket the convertible notes for a price at least equal to 100% of the aggregate principal amount of the convertible notes being remarketed and the other conditions to a remarketing are met as set forth in the remarketing agreement, irrespective of the conversion value of the convertible note.

The Stanley Works has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents The Stanley Works has filed with the SEC for more complete information about The Stanley Works and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, The Stanley Works, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling (718) 765-6732 or e-mailing prospectus@morganstanley.com.